October 17, 2024

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, NE
Washington, DC 20549

Re:	Linkhome Holdings Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed October 1, 2024 File No. 333-280379

Ladies and Gentlemen:

On behalf of our client, Linkhome Holdings Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 16, 2024, relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed via EDGAR on October 1, 2024.

The Company is concurrently filing via EDGAR the Amendment No. 4 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Form S-1/A3 filed October 1, 2024

Item 16. Exhibits and Financial Statement Schedules, page II-3

1.	We note your disclosure on page F-19 that the company entered into a stock subscription agreement with one of the existing shareholders. Please describe these transactions, as required by Item 404(d)(1) of Regulation S-K or advise. Also file these agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page F-19 of the Registration Statement to address the Staff’s comment. A form of the stock subscription agreement has previously been filed as Exhibit 10.6.

General

2.	Please file your final signed legal opinion as Exhibit 5.1.

Response: The Company acknowledges the Staff’s comment and has filed the final signed legal opinion as Exhibit 5.1.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc.